Federated Hermes Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1) Copy of the Great American Insurance Company Investment Company Bond received on January 2, 2020 as required by Rule 17g-1 (g) (1) (ii) (a);*

2) Copy of the AIG National Union Fire Insurance Company of Pittsburgh, PA Excess Bond and co-surety arrangement with ACE/Chubb received on January 2, 2020 as required by Rule 17g-1 (g) (1) (ii) (a);*

3) Copy of the resolutions of a majority of the Federated Funds' Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the above-referenced bonds, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);*

4) Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);

5) As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid as related to the above-referenced bonds is October 1, 2019 to October 1, 2020; and

6) Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e).

*Incorporated by reference to the Federated Hermes Funds Fidelity Bond filing submitted on January 10, 2020.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
June 30, 2020

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Hermes Adjustable Rate Securities Trust				
FADRF	$129,703,515			
		$132,833,085	$525,000	$130,228,515
Federated Hermes Core Trust				
HYCORE	$1,672,932,854			
BLCORE	$1,143,196,276			
EMCOR	$927,479,563			
MBCORE	$2,555,496,219			
		$6,429,830,011	$2,500,000	$6,303,754,913
MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds				
Federated Hermes Core Trust III				
PTCORE	$574,609,128			
		$587,019,311	$900,000	$575,509,128
Federated Hermes Equity Funds				
FKLCF	$3,895,641,721			
FMMGF	$474,151,181			
FKAUF	$7,248,378,863			
FKSCF	$6,164,468,054			
FISVF	$371,341,141			
FCSVF	$204,891,887			
FPBF	$299,119,496			
FGSVD	$1,891,255			
FSVF	$7,307,652,769			
		$26,499,892,094	$2,500,000	$25,980,286,367
Federated Hermes Equity Income Fund, Inc.				
FEIF	$709,315,975			
		$724,420,294	$900,000	$710,215,975
Federated Hermes Income Securities, Inc.				
FMUSF	$2,376,315,695			
SIF	$647,035,532			
		$3,086,470,252	$2,100,000	$3,025,951,227
Federated Hermes Government Income Securities, Inc.				
GISI	$161,393,901			
		$165,233,779	$600,000	$161,993,901
Federated Hermes High Income Bond Fund, Inc.				
FHIBF	$580,145,584			
		$592,666,496	$900,000	$581,045,584
Federated Hermes High Yield Trust				
FHOHY	$600,363,493			
FEAF	$1,637,116			
		$615,060,621	$900,000	$603,000,609
Federated Hermes Income Securities Trust				
FRRBF	$47,738,864			
FCIF	$968,200,938			
FUSG	$216,578,478			
FMSAF	$1,414,985,383			
FRSIF	$634,523,384			
FICBF	$161,151,677			
FSTIF	$1,506,739,666			
		$5,055,240,757	$2,500,000	$4,956,118,389

***ANA multiplied by 102% to approximate gross assets.** Liabilities are generally 2% of gross assets.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
June 30, 2020

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Hermes Government Income Trust				
FHGIF	$271,196,680			
		$277,385,614	$750,000	$271,946,680
Federated Hermes Index Trust				
MDCF	$395,866,601			
MXCF	$269,445,887			
		$680,148,737	$900,000	$666,812,488
Federated Hermes Institutional Trust				
FIHYBF	$8,453,122,530			
FHGUSF	$1,009,667,832			
FSITRB	$783,614,334			
		$10,456,177,789	$2,500,000	$10,251,154,696
Federated Hermes Insurance Series				
IFHIBF	$144,896,327			
IFKAUF	$193,468,740			
IFGMF	$91,896,961			
IFQBF	$186,156,821			
IFMVF	$595,962,883			
IFUSG	$128,005,238			
		$1,370,866,709	$1,250,000	$1,343,986,970
Federated Hermes International Series Inc.				
FGTRB	$39,813,787			
		$40,967,063	$350,000	$40,163,787
Federated Hermes Investment Series Funds, Inc.				
FCBF	$1,512,774,037			
		$1,544,559,518	$1,500,000	$1,514,274,037
Federated Hermes Managed Pool Series				
FMSP	$134,382,871			
FIBSP	$32,341,880			
FHYSP	$39,204,237			
FIDSP	$69,553,468			
FCP	$114,049,049			
		$399,464,134	$750,000	$391,631,504
Federated Hermes MDT Series				
FMACC	$337,472,749			
FMBAL	$158,146,673			
FMLCG	$190,638,752			
FMSCC	$709,827,351			
FMSCG	$755,201,685			
		$2,198,239,954	$1,700,000	$2,155,137,210
FederatedHermes Municipal Bond Fund, Inc.				
FMBDF	$321,379,916			
		$328,572,514	$750,000	$322,129,916
Federated Hermes Municipal Securities Income Trust				
FMHYAF	$544,809,512			
FHMIMF	$0			
OHMIF	$146,544,520			
PAMIF	$154,954,941			
		$865,300,653	$1,000,000	$848,333,973

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
June 30, 2020

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Hermes Project and Trade Finance Tender Fund				
FPTFT	$55,343,370			
		$56,858,237	$400,000	$55,743,370
Federated Hermes Premier Municipal Income Fund				
FPMIF	$288,000,000			
		$294,525,000	$750,000	$288,750,000
Federated Hermes Short-Intermediate Duration Municipal Trust				
FHSIMF	$0			
		$0	$0	$0
Federated Hermes Global Allocation Fund				
FGALF	$368,668,860			
		$376,807,237	$750,000	$369,418,860
Federated Hermes Adviser Series				
FHEEF	$34,613,648			
FMLVF	$1,003,999,257			
FEMEQF	$15,759,343			
FHGSF	$2,448,244			
FHGEF	$7,028,309			
FIEQF	$1,343,130,370			
FHIDEF	$0			
FIGRF	$5,426,030			
FHHYCF	$29,940,294			
		$2,494,991,905	$1,700,000	$2,446,070,495
Federated Hermes Total Return Government Bond Fund				
FTRGBF	$483,836,393			
		$494,278,121	$750,000	$484,586,393
Federated Hermes Total Return Series, Inc.				
FSETRB	$27,885,302			
FTRBF	$9,203,288,814			
FUSBF	$4,011,506,066			
		$13,512,939,786	$2,500,000	$13,247,980,182
Federated Hermes Short-Term Government Trust				
FHSTGF	$182,385,325			
		$186,645,032	$600,000	$182,985,325
Federated Hermes Short-Intermediate Government Trust				
FHSIGF	$296,936,965			
		$303,640,704	$750,000	$297,686,965
Federated Hermes World Investment Series, Inc.				
FILF	$853,868,641			
FEMDF	$32,093,974			
FISCF	$106,967,587			
		$1,014,650,306	$1,250,000	$994,755,202
Federated Hermes Intermediate Municipal Trust				
FHIMF	$0			
		$0	$0	$0
Federated Hermes Money Market Obligations Trust				
CMCT	$1,248,073,433			
FCRF	$4,364,355,410			
FGRF	$11,021,026,952			

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
June 30, 2020

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
FTFT	$1,160,587,171			
GAMCT	$118,596,537			
GOF	$139,108,639,106			
GOTMF	$8,478,545,061			
MAMCT	$41,891,727			
MMM	$1,389,084,587			
MOF	$3,577,224,751			
NYMCT	$534,657,246			
PAMCT	$68,231,716			
PCOF	$30,362,533,932			
POF	$23,075,497,487			
PVOF	$16,906,368,391			
TFOF	$4,518,555,752			
TOF	$56,895,424,387			
TTO	$3,853,969,854			
USTCR	$41,690,693,298			
VAMCT	$181,437,086			
		$355,604,149,261	$2,500,000	$348,631,518,883
TOTALS:	427,729,996,543.35	$436,389,834,974	$37,725,000	427,833,171,543.35

COVERAGE FOR FEDERATED FUNDS

Current Coverage:

$45,000,000

Coverage Cushion: 16.17%

$7,275,000

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

Note: The following funds are not required to maintain Fidelity Bond coverage under Reg. 270.17g-1.

C-6/29/20   Federated Hermes Capital Preservation Fund (CPF)

Edward Jones Money Market Fund (JONES)

Federated Alternative Funds ICAV *(Not Active)*
C-6/29/20	FPTFM	Federated **Hermes** Project and Trade Finance Master Fund
C-6/29/20	FPTFC	Federated **Hermes** Project and Trade Finance Credit Fund
C-6/29/20	FPTFPL	Federated **Hermes** Project and Trade Finace Primary Loan Fund

C-6/29/20	Federated **Hermes** Cash Management Funds	
C-6/29/20	FSSPF	Federated **Hermes** Short-Term Sterling Prime Fund
C-6/29/20	FSCPF	Federated **Hermes** Sterling Cash Plus Fund

Federated CBO, Ltd. II (FCBOII)

Federated Clover Non-Registered Funds
    Clover Capital Multi Cap Value Equity Common Fund, LLC
    Clover Capital Mid Cap Value Equity Common Fund, LLC
    Clover Capital Enhanced Small Cap Value Equity Common Fund, LLC
    Clover Capital Core Fixed Income Common Fund, LLC
    Clover Capital Multi Cap Value Equity Fund Group Trust
    Clover Capital Core Fixed Income Fund Group Trust
    Clover Absolute Return Fund, LLC
    Clover MicroMax Fund, LLC
    Clover Focus Series: Income Plus Fund, L.P.

C-6/29/20   Federated **Hermes** High Yield Bond Collective Investment Fund (HYBCIF)

Federated InterContinental Collective Fund (CFFICF)

C-6/29/20	Federated **Hermes** International Funds PLC	
D-6/19/20	~~FHIAF~~	~~Federated High Income Advantage Fund~~
C-6/29/20	FSTGF	Federated **Hermes** Short-Term U.S. Government Securities Fund
C-6/29/20	FSTPF	Federated **Hermes** Short-Term U.S. Prime Fund
D12/20/19	~~FSVEF~~	~~Federated Strategic Value Equity Fund~~

C-6/29/20	Federated **Hermes** MDT Market Neutral LLC - Non-Registered Funds	
	MNLLC	**Federated Hermes MDT Market Neutral LLC**
A-6/29/20	*(Previously Optimum Q - Market Neutral LLC*	

C-6/29/20   Federated **Hermes** MDT All Cap Core Collective Fund (CFMACC)

C-6/29/20   Federated **Hermes** Prime Cash Collective Investment Fund (PCCIF)

C-6/29/20   Federated **Hermes** Prime Private Liquidity Funds
      FPPLF   Federated Hermes Prime Private Liquidity Fund

Federated Redwood Trade Finance Fund, L.P. (REDTF)

C-6/29/20   Federated **Hermes** Short-Term Daily U.S. Dollar Fund, Ltd (FSTDDF)

Federated **Hermes** Strategic Value U.S. Equity Dividend Fund (FUSVF)

Note: The following funds are not required to maintain Fidelity Bond
coverage under Reg. 270.17g-1.
Federated Unit Trust *(Offshore Funds)*

LVMEA	Europa-Aktien
LVMPF	ProFutur
LVMER	Euro-Renten
LVMIR	Inter-Renten
LVMIA	Inter-Aktein
LVMEK	Euro-Kurzlaufer
LVMPB	ProBasis

Florida Local Government Investment Pool A Separate Account (LGIPA)

Fort Duquesne CDO 2006, Ltd. (Bauer)

Global Strategic Value Dividend (GSVD)

C-6/29/20   Federated **Hermes** Alternative Funds ICAV *(Ireland)*
ICFAC   ICBC Federated Active Cash Fixed Income Fund

C-6/29/20   **Federated Hermes** Institutional Fixed Income Fund (IFIF)

International Strategic Value Dividend SMA Agrt.   (ISVD)

Massachusetts Government Fund
MACP   MMDT Cash Portfolio
MAST   MMDT Short Term Bond Portfolio

TexPool Separate Account   (TXPOOL)
TexPool Prime Separate Account   (TXPRIM)

Note: The following maintain their own Fidelity Bond coverage.
   U.S. Trust Company of New York/Excelsior Funds

JOINT INSUREDS AGREEMENT

Federated Hermes Adjustable Rate Securities Trust; Federated Hermes Adviser Series; Federated Hermes Core Trust; Federated Hermes Core Trust III; Federated Hermes Equity Funds; Federated Hermes Equity Income Fund, Inc.; Federated Hermes Fixed Income Securities, Inc.; Federated Hermes Global Allocation Fund; Federated Hermes Government Income Securities, Inc.; Federated Hermes Government Income Trust; Federated Hermes High Income Bond Fund, Inc.; Federated Hermes High Yield Trust; Federated Hermes Income Securities Trust; Federated Hermes Index Trust; Federated Hermes Institutional Trust; Federated Hermes Insurance Series; Federated Hermes Intermediate Municipal Trust; Federated Hermes International Series, Inc.; Federated Hermes Investment Series Funds, Inc.; Federated Hermes Managed Pool Series;; Federated Hermes MDT Series; Federated Hermes Money Market Obligations Trust; Federated Hermes Municipal Bond Fund, Inc.; Federated Hermes Municipal Securities Income Trust; Federated Hermes Premier Municipal Income Fund; Federated Hermes Project and Trade Finance Tender Fund; Federated Hermes Short-Intermediate Duration Municipal Trust; Federated Hermes Short-Intermediate Government Trust; Federated Hermes Short-Term Government Trust; Federated Hermes Total Return Series, Inc.; Federated Hermes Total Return Government Bond Fund; Federated Hermes World Investment Series, Inc.; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective July 15, 2020, and agree as follows:

W I T N E S E T H :

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA (AIG) and ACE American Insurance Company (Chubb), which the parties have approved in form and amount (hereinafter referred to as "the Bond");

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2.   Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Hermes, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3.   This Agreement may be amended or modified by a written agreement executed by the Parties.

4.   This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5.   This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Federated Hermes Adjustable Rate Securities Trust
Federated Hermes Adviser Series
Federated Hermes Core Trust
Federated Hermes Core Trust III
Federated Hermes Equity Funds
Federated Hermes Equity Income Fund, Inc.
Federated Hermes Fixed Income Securities, Inc.
Federated Hermes Global Allocation Fund
Federated Hermes Government Income Securities, Inc.
Federated Hermes Government Income Trust
Federated Hermes High Income Bond Fund, Inc.
Federated Hermes High Yield Trust
Federated Hermes Income Securities Trust
Federated Hermes Index Trust
Federated Hermes Institutional Trust
Federated Hermes Insurance Series
Federated Hermes Intermediate Municipal Trust
Federated Hermes International Series, Inc.
Federated Hermes Investment Series Funds, Inc.
Federated Hermes Managed Pool Series
Federated Hermes MDT Series
Federated Hermes Money Market Obligations Trust
Federated Hermes Municipal Bond Fund, Inc.
Federated Hermes Municipal Securities Income Trust
Federated Hermes Premier Municipal Income Fund
Federated Hermes Project and Trade Finance Tender Fund
Federated Hermes Short-Intermediate Duration Municipal Trust
Federated Hermes Short-Intermediate Government Trust
Federated Hermes Short-Term Government Trust
Federated Hermes Total Return Series, Inc.
Federated Hermes Total Return Government Bond Fund
Federated Hermes World Investment Series, Inc.

/s/ Peter J. Germain
Peter J. Germain, Secretary